FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        ✓           Form 40-F   _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _______       No        ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

JA Solar Holdings Co., Ltd.
36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

This Form 6-K consists of:

A statement regarding financial results for first quarter 2009 of JA Solar Holding Co., Ltd.  (the “Registrant”), made by the Registrant in English on May 19, 2009.

JA Solar Announces First Quarter 2009 Financial Results

Shanghai, May 19, 2009 -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO) a leading manufacturer of high-performance solar products, today announced financial results for its first quarter ended March 31, 2009.
First Quarter 2009 Results

Revenue in the first quarter of 2009 was RMB 231.7 million ($33.9 million), a decrease of 79.4 percent from RMB 1.1 billion ($164.2 million) in the first quarter of 2008 and a decrease of 76.3 percent from RMB 979.0 million ($143.3 million) reported in the fourth quarter of 2008.

Total gross loss in the first quarter was RMB 142.7 million (a loss of $20.9 million), compared with gross profit of RMB 235.9 million ($34.5 million) in the first quarter of 2008, and gross profit of RMB 9.7 million ($1.4 million) in the fourth quarter of 2008.  Inventory provision at the end of the first quarter of 2009 was RMB 138.4 million ($20.3 million), an increase of RMB 60.4 million ($8.8 million) compared with the balance at the end of the fourth quarter of 2008.

Total operating expenses in the first quarter of 2009 were RMB 50.4 million ($7.4 million), compared with RMB 72.3 million ($10.6 million) in the first quarter of 2008 and RMB 130.8 million ($19.1 million) in the fourth quarter of 2008.  Included in operating expenses was an RMB 11.9 million ($1.7 million) non-cash stock based compensation charge related to the hiring and retention of key employees in the first quarter of 2009. Stock based compensation charged to the income statement amounted to RMB 53.9 million ($7.9 million) and RMB 32.3 million ($4.7 million) for the first quarter of 2008 and the fourth quarter of 2008, respectively.  Operating loss in the first quarter of 2009 was RMB 193.1 million (a loss of $28.3 million), compared with operating income of RMB 163.6 million ($23.9 million) in the first quarter of 2008 and operating loss of RMB 121.1 million (a loss of $17.7 million) in the fourth quarter of 2008.

Net loss per diluted ADS in the first quarter of 2009 was RMB 1.20 (a loss of $0.18), compared with net income per diluted ADS of RMB 0.99 ($0.15) in the same period of 2008 and net loss per diluted ADS of RMB 0.68 (a loss of $0.10) in the fourth quarter of 2008.

At March 31, 2009, JA Solar had cash and cash equivalents of RMB 1.7 billion ($249.2 million), compared with RMB 1.9 billion ($282.4 million) at Dec. 31, 2008.  Total working capital at March 31, 2009 was RMB 2.6 billion ($385.2 million).  The company repurchased RMB 42.4 million ($6.2 million) of convertible bonds in the first quarter of 2009, and the convertible bonds outstanding as of March 31, 2009 were RMB 2.2 billion ($315.3 million).  Total credit facility available at March 31, 2009 was RMB 1.5 billion ($213.7 million), of which RMB 520.0 million ($76.1 million) has been drawn down.

 “The first quarter of 2009 was the most challenging quarter for JA Solar since the company was founded in 2005,” said Samuel Yang, CEO of JA Solar. “The global industry conditions were particularly difficult, with the market affected by worse than normal seasonality, a weak macro-economic environment and the continuing impact of the credit crisis resulting in some issues with customer project financing.  However, we are actively managing our business to prepare for what we hope to be the market’s recovery in the latter part of this year and we are seeing encouraging signs of market improvement in key end markets.   We have sufficient liquidity to sustain the current downturn and we are positioning ourselves for growth in the second half of 2009 and beyond,” he said.

2009 Outlook

The first quarter results and the continuing market uncertainty are translating into less visibility for the coming quarters. At this time, JA believes it is unlikely to achieve the results as given in the 2009 guidance provided on March 10, 2009, which was for revenue of $830 million to $952 million and production output of 500 MW to 550 MW.  JA Solar has no plans to give further guidance on its 2009 revenue or production unless and until the company has better visibility of the global solar market conditions in the coming quarters.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2009, which was RMB 6.8329 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2009, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Tuesday, May 19, 2009 at 8:00 am Eastern time. The call may be accessed by dialing 1.866.831.6267 (U.S.) or 1.617.213.8857 (international). The passcode is JA Solar. A live webcast of the conference call will be available on the company's website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing 1.888.286.8010 (U.S.) or 1.617.801.6888 (international). The passcode for the replay is 84524855.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "will," "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form F-20 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar cells. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Deborah Stapleton/Alexis Pascal
Stapleton Communications
deb@stapleton.com/alexis@stapleton.com
1.650.470.0200

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)

	For three months ended
	Mar. 31, 2008 RMB'000	Dec. 31, 2008 RMB'000	Mar. 31, 2009 RMB'000	Mar. 31, 2009 USD'000
Net revenues	1,122,033	979,032	231,684	33,907
Cost of sales	(886.175)	(969,366)	(374,424)	(54,797)
Gross profit	235,858	9,666	(1.42,740)	(20,890)
Selling, general and administrative expenses	(69,605)	(117,443)	(39,466)	(5.776)
Research and development expenses	(2,697)	(13.353)	(10,937)	(1.601)
Total operating expenses	(72,302)	(130,796)	(50,403)	(7,377)
Income/(loss) from operations	163,556	(121,130)	(193,143)	(28,267)
Interest expense	(492)	(63,611)	(58,155)	(8,511)
Change in fair value of derivatives	40,723	118,570	33,318	4,876
Gain on buyback of convertible bond		203,514	13,817	2,022
Other income/(expenses)	(40,302)	1,071	(8,524)	(1.247)
Income/(loss) before income taxes	163,485	138,414	(212,687)	(31,127)
Income tax benefit/(expenses)	(9,017)	10,377	19,419	2,842
Net income/(loss)	154,468	148,791	(193,268)	(28,285)
Net income/(loss) per share:
Basic	1.00	0.92	(1.20)	(0.18)
Diluted	0.99	(0.68)	(1.20)	(0.18)
Weighted average number of shares outstanding:
Basic	154,058,500	161,366,977	161,419,260	161,419,260
Diluted	155,773,928	174,981,652	161,419,260	161,419,260

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets
(Unaudited)

	December 31,	March 31,
	2008 RMB'000	2009 RMB'000	2009 USD'000
ASSETS
Current assets:
Cash and cash equivalents	1,929,433	1,702,612	249,178
Available for sale securities	68,277
Accounts receivable	355,051	163,937	23,992
Inventories	591,989	633,457	92,707
Advances to suppliers	680,447	688,066	100,699
Other current assets	205,227	289,407	42,355
Total current assets	3,830,424	3,477,479	508,931
Property and equipment, net	1,369,807	1,435,018	210,016
Advances to suppliers	1,944,912	2,006,368	293,633
Derivative asset-Capped call options	4,485	1,346	197
Deferred issuance cost	58,953	56,042	8,202
Other long term assets	70,603	74,476	10,900
Total assets	7,279,184	7,050,729	1,031,879
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term bank borrowings	490,000	520,000	76,102
Accounts payable	117,982	78,698	11,517
Accrued and other liabilities	262,842	246,501	36,076
Total current liabilities	870,824	845,199	123,695
Convertible Bond	1,532,600	1,531,131	224,082
Embedded derivatives	115,676	77,690	11,370
Other long term liabilities	5,185	21,822	3,194
Total liabilities	2,524,285	2,475,842	362,341
Commitment and Contingencies
Shareholders' equity	4,754,899	4,574,887	669,538
Total liabilities and shareholders' equity	7,279,184	7,050,729	1,031,879

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By  /s/ Huaijin Yang

Name:    Huaijin Yang

Title:       Chief Executive Officer

Date: May 19, 2009